X-RITE, INCORPORATED

November 3, 2009

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0303

Attention: Tom Jones

Re:	X-Rite, Incorporated
Form S-3 (File No. 333-161714)

Ladies and Gentlemen:

The undersigned, being the Registrant identified in Registration Statement No. 333-161714 (the “Registration Statement”), requests pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date for the Registration Statement be accelerated so that it will be declared effective by the Securities and Exchange Commission (the “Commission”) at 4 p.m. Eastern time on November 5, 2009, or as soon thereafter as practicable.

In addition, the Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

X-RITE, INCORPORATED

By:	/S/ RAJESH K. SHAH
Name:	Rajesh K. Shah
Title:	Executive Vice President and Chief Financial Officer